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                               January 6, 2021

       Alexandre Teixeira de Assump    o Saigh
       Chief Executive Officer
       Patria Investments Limited
       18 Forum Lane, 3rd floor,
       Camana Bay, PO Box 757, KY1-9006
       Grand Cayman, Cayman Islands

                                                        Re: Patria Investments
Limited
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted December
18, 2020
                                                            CIK No. 0001825570
                                                            Registration
Statement on Form F-1
                                                            Filed December 30,
2020
                                                            File No 333-251823

       Dear Mr. Saigh:

               We have reviewed your amended draft registration statement and your publicly filed registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Form F-1 filed December 30, 2020

       Cover Page

   1. We note the included pictures and text following the cover page of the prospectus. Please limit the text
preceding the pictures to text used to explain the visual presentation. In that regard, please also
clarify what the pictures are attempting to show as it relates to your own company, because
the pictures appear to show other companies' products. Refer to
                                                        Question 101.02 of
Securities Act Forms, Compliance and Disclosure Interpretations,
 Alexandre Teixeira de Assump    o Saigh
Patria Investments Limited
January 6, 2021
Page 2
         available on the SEC website. We also note the text information following the pictures, on the page titled "Patria at a glance." Please tell us why you believe it is appropriate to include selective numbers and percentages in a graphic of this type, without additional context and information.
       You may contact Michelle Miller at 202-551-3368 or David Irving at 202-551-3321 if
you have questions regarding comments on the financial statements and related matters. Please contact Julia Griffith at 202-551-3267 or Susan Block at 202-551-3210 with any other questions.



                                                     Sincerely,
FirstName LastNameAlexandre Teixeira de Assump    o Saigh
Comapany NamePatria Investments Limited
                                                     Division of Corporation
Finance
January 6, 2021 Page 2                               Office of Finance
FirstName LastName